Exhibit 99.1

CI Financial Reports Record Total Assets of $384.9 Billion for November 2022

All financial amounts in Canadian dollars unless stated otherwise.

TORONTO--(BUSINESS WIRE)--December 22, 2022--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today reported preliminary total assets of $384.9 billion as at November 30, 2022, an all-time month-end high for the company. The total consisted of asset management assets of $121.7 billion, Canadian wealth management assets of $79.9 billion, and U.S. wealth management assets of $183.3 billion.

On November 10, 2022, CI completed the acquisition of Kore Private Wealth, LLC, a New York City-based registered investment advisor that focuses on meeting the unique and complex needs of ultra-high-net-worth individuals and families through comprehensive, interdisciplinary wealth management services. The firm now operates under the name CI Kore Private Wealth.

CI FINANCIAL CORP. November 30, 2022 PRELIMINARY MONTH-END ASSETS (C$ Billions)
ENDING ASSETS	November 2022	October 2022	% Change	November 2021	% Change
Asset management (1)	$121.7	$116.4	4.6%	$141.8	-14.2%
Canada wealth management	$79.9	$76.2	4.9%	$78.6	1.7%
U.S. wealth management (2)	$183.3	$171.9	6.6%	$110.1	66.5%
TOTAL ASSETS	$384.9	$364.4	5.6%	$330.5	16.5%

ASSET MANAGEMENT – AVERAGE AUM	November 2022	October 2022	September 2022	Fiscal 2021	% Change
Monthly average	$118.3	$114.8	-	-	3.0%
Quarter-to-date average	$116.6	-	$119.1	-	-2.1%
Year-to-date average	$125.5	-	-	$137.9	-9.0%
  Includes $32.6 billion of assets managed by CI and held by clients of advisors with Assante, CIPC and Aligned Capital as at November 30, 2022 ($31.1 billion at October 31, 2022 and $35.3 billion at November 30, 2021).
  Month-end USD/CAD exchange rates of 1.3452, 1.3623 and 1.2779 for November 2022, October 2022 and November 2021, respectively.

About CI Financial

CI Financial Corp. is a diversified global asset and wealth management company operating primarily in Canada, the United States and Australia. Founded in 1965, CI has developed world-class portfolio management talent, extensive capabilities in all aspects of wealth planning, and a comprehensive product suite.

CI operates in three segments:

  Asset Management, which includes the operations of CI Global Asset Management and Australia-based GSFM Pty Ltd.
  Canadian Wealth Management, which includes the operations of CI Assante Wealth Management, Aligned Capital Partners, CI Private Wealth (Canada), Northwood Family Office, CI Direct Investing and CI Investment Services.
  U.S. Wealth Management, which includes CI Private Wealth US, a national network of best-in-class wealth management teams.

CI is headquartered in Toronto and listed on the Toronto Stock Exchange (TSX: CIX) and the New York Stock Exchange (NYSE: CIXX). To learn more, visit CI’s website or LinkedIn page.

CI Global Asset Management is a registered business name of CI Investments Inc., a wholly owned subsidiary of CI Financial Corp.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Jimmy Moock
Managing Partner, StreetCred
610-304-4570
jimmy@streetcredpr.com
ci@streetcredpr.com